Filed by: Domtar Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

On February 23, 2007, Weyerhaeuser Company filed a Form 8-K with the Securities Exchange Commission, item 7.01 of which states the following:

On February 20, 2007, the U.S. Supreme Court issued its opinion in the alder antitrust litigation brought by Ross-Simmons Hardwood Lumber Co. against Weyerhaeuser Company. The Supreme Court vacated the $79 million antitrust award against Weyerhaeuser Company in a 9-0 ruling and remanded the case to the U.S. Ninth Circuit Court of Appeals for further proceedings. The Supreme Court held that because Ross-Simmons had conceded that it had not satisfied the standard established by the Supreme Court, the claim on which the jury award of damages was based could not be supported.

An additional antitrust case by Washington Alder based on the same theory of liability resulted in a jury verdict of $16 million, which Weyerhaeuser Company had appealed to the U.S. Ninth Circuit Court of Appeals. That case was stayed pending the U.S. Supreme Court decision in the Ross-Simmons case. Because the jury award in the Washington Alder case was based upon the findings in the Ross-Simmons case, the Supreme Court decision in the Ross-Simmons case will require the Ninth Circuit to reverse the verdict in the Washington Alder case.

Weyerhaeuser Company’s accountants and attorneys have evaluated the implications of the Supreme Court decision that overturned the verdict in the Ross-Simmons case. Because it is no longer probable that any portion of the $95 million damage awards ($79 million for Ross-Simmons and $16 million for Washington Alder) will be paid by Weyerhaeuser Company, the $95 million of reserves set up in prior years are being reversed into income for the year ended December 31, 2006.